David Burton
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

December 15, 2009

RE:	Swordfish Financial, Inc.
Form 8K filed December 10, 2009
File No. 000-07475

Dear Mr. Burton:

We are in receipt of your comment letter dated December 11, 2009. We submit the following responses to your comments.

Comment regarding Item 4.01 -Changes in Registrant’s Certifying Account.

On December 15, 2009, we have filed an 8K/A changing the disclosure to indicate whether the former accountant’s report on our financial statements for the past two years ended December 31, 2008 contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, described the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

We also obtained an updated Exhibit 16 letter from the former accountant stating their agreement with our Item 304 disclosures.

We acknowledge that the management of Swordfish Financial, Inc. is responsible for the adequacy and accuracy of the disclosure in the our filings, that staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking action with respect to the filing, and that our Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me regarding this response.

Respectfully,

/s/ Randy Moseley
Randy Moseley
Chief Financial Officer